Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
EMCORE Corporation:

We consent to the use of our reports dated December 4, 2018, with respect to the consolidated balance sheets of EMCORE Corporation as of September 30, 2018 and 2017, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of September 30, 2018, incorporated herein by reference.
/s/KPMG LLP

Irvine, California
April 3, 2019